September 21, 2005
Principal Life Insurance Company
711 High Street
Des Moines, Iowa 50392
Principal Financial Group, Inc.
711 High Street
Des Moines, Iowa 50392
Re:	Principal Life Income Fundings Trusts 2005-95 — $1,553,000 5.05% Principal® Life CoreNotes® (Callable) due 2015
Ladies and Gentlemen:
     We have acted as special counsel to Principal Life Insurance Company, an Iowa life insurance company (“Principal Life”) and Principal Financial Group, Inc., a Delaware corporation (“PFG”), in connection with the preparation and filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), by Principal Life and PFG, of a Registration Statement on Form S-3 (File Nos. 333-110499 and 333-110499-01), as amended by Amendment No. 1 filed with the Commission on December 19, 2003 and Amendment No. 2 filed with the Commission on March 3, 2004 (the “Registration Statement”), including a prospectus (the “Prospectus”) relating to secured notes to be issued by newly formed common law trusts formed under the laws of the State of New York, a prospectus supplement relating to secured medium-term notes to be issued by the trusts (the “Institutional Prospectus Supplement”) and a prospectus supplement relating to Principal® Life CoreNotes® to be issued by the trusts (the “Retail Prospectus Supplement”). The Registration Statement provides for: (i) the registration of up to $4,000,000,000, or the equivalent amount in one or more foreign currencies, aggregate principal amount of notes to be issued by the trusts, (ii) the registration of up to $4,000,000,000, or the equivalent amount in one or more foreign currencies, of Principal Life’s funding agreements to be sold to the trusts in connection with the sale of notes; and (iii) the registration of the guarantees to be issued by PFG to each trust which fully and unconditionally guarantee the payment obligations of Principal Life under the funding agreements. This opinion letter is delivered to you in connection with the issuance by Principal

September 21, 2005

Life Income Fundings Trust 2005-95 (the “Trust”) of $1,553,000 aggregate principal amount of the Trust’s 5.05% Principal® Life CoreNotes® (Callable) due 2015 (the “Notes”).
     In furnishing this opinion, we have reviewed: (i) the Registration Statement, the Prospectus, the Institutional Prospectus Supplement, the Retail Prospectus Supplement and the pricing supplement related to the Notes, as may be amended (the “Pricing Supplement”), (ii) the trust agreement, dated as of the date of the Pricing Supplement (the “Trust Agreement”), which adopts and incorporates the standard trust terms dated March 5, 2004, between U.S. Bank Trust National Association, as trustee (the “Trustee”), and GSS Holdings II, Inc., as trust beneficial owner (the “Trust Beneficial Owner”), (iii) the indenture (the “Indenture”), which adopts and incorporates the standard indenture terms dated March 5, 2004, between Citibank, N.A., as indenture trustee (the “Indenture Trustee”) and the Trust, (iv) the Distribution Agreement, dated March 5, 2004 (the “Distribution Agreement”) entered into by and among Principal Life, PFG and the agents named therein, acknowledged and agreed to by the Trust pursuant to the terms agreement dated as of the date of the Pricing Supplement (the “Terms Agreement”) executed by the Trust through the execution of the Omnibus Instrument, (v) the Omnibus Instrument, dated September 16, 2005 that includes the Trust Agreement and the Indenture executed in connection with the creation of the Trust and the issuance by the Trust of the Notes, (vi) the Closing Instrument, dated September 21, 2005 (vii) the Notes, (viii) Funding Agreement No. 5-17898 (the “Funding Agreement”), executed by Principal Life, and (ix) the Guarantee, dated as of the Effective Date (as defined in the Funding Agreement) (the “Guarantee”), executed by PFG.
     We have also reviewed the corporate action of PFG and the trust action of the Trust in connection with the issuance of the Guarantee and the Notes, respectively, and have examined, and have relied as to matters of fact upon, originals or copies certified or otherwise identified to our satisfaction, of such records, agreements, documents, and other instruments and such certificates or comparable documents of public officials and of officers and representatives of PFG and the Trust, as applicable, and have made such other further investigations as we have deemed relevant and necessary as a basis for the opinions hereinafter set forth. In such examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of all natural persons and the conformity with the original documents of any copies submitted to us for our examination. We have relied as to factual matters upon, and have assumed the accuracy of, representations, statements and certificates of or from public officials and of or from officers and representations of all persons whom we have deemed appropriate. We have assumed that the Indenture Trustee has the power and authority to authenticate the Notes.
     Based upon the foregoing, and subject to the qualifications and limitations stated herein, we are of the opinion:

September 21, 2005

1.	Upon the execution, issuance, authentication and delivery of the Notes, the Notes will be the valid and binding obligations of the Trust, enforceable against the Trust in accordance with their terms.

2.	Upon the execution and delivery of the Guarantee, the Guarantee issued by PFG will be a valid and binding obligation of PFG, enforceable against PFG in accordance with its terms.
     The above opinions with regard to the enforceability of the Notes and the Guarantee: (i) are qualified by the effects of bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally and general principles of equity (regardless of whether such principles are considered in a proceeding in equity or at law), and (ii) are subject to the further qualification that, to the extent that the Notes or the Guarantee are denominated in a currency other than United States dollars, a claim thereunder (or foreign currency judgment in respect to such claim) would be converted into United States dollars at a rate of exchange prevailing on a date determined pursuant to applicable law.
     We express no opinion as to the laws of any jurisdiction other than the General Corporation Law of the State of Delaware and the laws of the State of New York, as currently in effect. This opinion is rendered as of the date hereof based upon the facts and law in existence on the date hereof. We assume no obligation to update or supplement this letter to reflect any circumstances which may hereafter come to our attention with respect to the opinion and statements set forth above, including any changes in applicable law which may hereafter occur.
     We hereby consent to the filing of this letter as an exhibit to the Current Report on Form 8-K filed by Principal Life in connection with the issuance and sale of the Notes, incorporated by reference in the Registration Statement. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,
/s/ Sidley Austin Brown & Wood LLP